July 8, 2021

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Office of Technology

Re: Parsec Capital Acquisitions Corp.

Draft Registration Statement on Form S-1

Submitted April 20, 2021

CIK No. 0001855751

Ladies and Gentlemen:

On behalf of Parsec Capital Acquisitions Corp., a Delaware corporation (the “Company” or “Parsec”), we hereby respond to your comment letter dated May 13, 2021 and are filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, the Registration Statement as a live filing. The S-1 is revised to reflect our responses to comments that you issued upon your review of the above-referenced Draft Registration Statement on Form S-1.

To facilitate the staff’s review, the comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

Comments and Responses

Draft Registration Statement on Form S-1 filed April 20, 2021 Summary

Sourcing of Potential Initial Business Combination Targets, page 6

1.	Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter add a risk factor addressing this risk. Make corresponding changes to the main section on page 65.

Response:

The Company confirms that the low price the founders paid for the founder shares creates an incentive whereby the Company’s officers and directors could potentially make a substantial profit even if the Company selects an acquisition target that subsequently declines in value and is unprofitable for public investors.

The Company has added the requested language to page 6 of the S-1. Additionally, the Company has added a risk factor addressing the risk on page 29 of the S-1 and has included the requested language on page 65 of the S-1.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

The Offering, page 12

2.	Revise to include a Conflicts of Interest section summarizing the various conflicts of interest between the Company and its public shareholders, on the one hand, and the sponsor, officers or directors or affiliates thereof, on the other hand. This would include, without limitation, the conflicts inherent in the founder shares and warrants being worthless if the SPAC does not complete a business combination transaction. Make corresponding changes to the main section on page 93.

Response:

The Company has added the requested Conflicts of Interest section to the offering section on page 12 of the S-1. Additionally, the Company has added the requested language to the Conflict of Interest section on page 93.

Description of Securities Redeemable Warrants, page 107

3.	Please revise to include a new specifically-captioned subsection disclosing the exclusive forum provision that will apply to the offered securities. We note disclosure in your Risk Factors section that the exclusive forum provision in your warrant agreement applies to actions arising under the Securities Act. Please revise that risk factor and this section to state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:

The Company has revised the referenced risk factor and has added an exclusive forum subsection to the section of the S-1 entitled “Description of Securities — Redeemable Warrants”, see page 110.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (tel.: (212) 930-9700).

Very truly yours,

/s/ Arthur Marcus
Arthur Marcus

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW